						Exhibit 12.1
						10/28/2009
SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2008
and the year to date September 30, 2009

						Nine
						Months
						Ended
	Year ended December 31,					September 30,
	2004	2005	2006	2007	2008	2009
	--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$184,443	$186,624	$206,280	$215,185	$237,251	$205,298
Interest expense, net of amounts capitalized	66,088	79,322	80,154	79,175	83,211	64,589
Earnings as defined	$250,531	$265,946	$286,434	$294,360	$320,462	$269,887

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$80,725	$76,313	$75,995	$88,036	$86,301	$63,175
Interest on affiliated loans	1,242	156	0	0	0	0
Interest on interim obligations	580	2,338	8,294	5,414	1,574	(65)
Amort of debt disc, premium and expense, net	523	285	1,513	2,169	2,098	1,574
Other interest charges	386	230	0	97	313	346
Fixed charges as defined	$83,456	$79,322	$85,802	$95,716	$90,286	$65,030

RATIO OF EARNINGS TO FIXED CHARGES	3.00	3.35	3.34	3.08	3.55	4.15